UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

NANOSPHERE, INC.

(Name of Subject Company)

Nanosphere, Inc.

(Names of Persons Filing Statement)

Common Stock

(Title of Class of Securities)

63009F204

(CUSIP Number of Class of Securities)

Michael K. McGarrity, President and Chief Executive Officer

Nanosphere, Inc.

4088 Commercial Avenue

Northbrook, Illinois 60062

(847) 400-9000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Blake Hornick

Seyfarth Shaw LLP

620 Eighth Avenue

New York, New York 10018

(212) 218-3338

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to Schedule 14D-9 amends and supplements the Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “SEC”) on June 2, 2016 and amended on June 3, 2016, June 10, 2016 and June 27, 2016 (as amended, the “Schedule 14D-9”), relating to the tender offer by Commodore Acquisition, Inc., a Delaware corporation, a wholly-owned subsidiary of Luminex Corporation, a Delaware corporation (“Luminex”), to purchase all shares of common stock of Nanosphere, Inc., a Delaware corporation (the “Company”), par value $0.01 per share (each, a “Share”), other than the Shares owned by Luminex or its affiliates, that are issued and outstanding, at a price of $1.70 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes (as it may be amended or supplemented from time to time, the “Offer to Purchase”), pursuant to the terms and subject to the conditions set forth in the Offer to Purchase, dated June 2, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), in each case filed by the Purchaser or Luminex with the SEC on June 2, 2016.

This Amendment No. 4 should be read together with the Schedule 14D-9 as filed with the SEC on June 2, 2016, Amendment No. 1 to the Schedule 14D-9 as filed with the SEC on June 3, 2016, Amendment No. 2 to the Schedule 14D-9 as filed with the SEC on June 10, 2016, and Amendment No. 3 to the Schedule 14D-9 as filed with the SEC on June 27, 2016, and is being filed to amend and supplement the Schedule 14D-9 as reflected below. Revised disclosure has been underlined for convenience of reference.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph at the end thereof:

“Consummation of the Offer and the Merger.

The Offer and withdrawal rights expired at 12:00 Midnight, Eastern Daylight Time, at the end of June 29, 2016. The Depositary has advised Luminex and Purchaser that, as of the expiration of the Offer, a total of 45,252,609 Shares had been validly tendered into and not validly withdrawn from the Offer (not including 953,173 Shares tendered pursuant to notices of guaranteed delivery), representing approximately 85.6% of the currently outstanding Shares. The number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfies the Minimum Condition. All conditions to the Offer having been satisfied or waived, Purchaser has accepted for payment and will promptly pay for all Shares validly tendered into and not withdrawn, in accordance with the terms of the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Purchaser acquired sufficient Shares so that the Merger was consummated on June 30, 2016, without the affirmative vote of the Nanosphere stockholders, pursuant to Section 251(h) of the DGCL. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by any Nanosphere stockholders who properly demanded appraisal of such Shares in connection with the Merger as described in Item 8 – “Additional Information” under the heading Appraisal Rights) was converted into the right to receive cash in an amount equal to the Offer Price, without interest, less any applicable withholding taxes. All Shares will be delisted from NASDAQ and deregistered under the Exchange Act.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2016

Nanosphere, Inc.

By:	/s/ Michael McGarrity
Name:	Michael McGarrity
Title:	President and Chief Executive Officer